171 Collins Street Melbourne, Victoria 3000 Australia T +61 3 9606 3333 F +61 3 9609 3015 bhp.com

September 6, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended June 30, 2022 of BHP Group Limited (“BHP Group”)

Dear Sirs,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BHP Group has made disclosure pursuant to those provisions in Additional Information 9.8 of its Annual Report on Form 20-F for the year ended June 30, 2022, which was filed with the Securities and Exchange Commission on September 6, 2022.

Sincerely,

BHP Group

/s/ Stefanie Wilkinson

Stefanie Wilkinson

BHP Group Company Secretary

BHP Group Limited ABN 49 004 028 077

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Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia